Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Melco Crown Entertainment Limited, you should at once hand this circular, together with the enclosed proxy form, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited and NASDAQ Global Select Market take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED AND

PROPOSED AMENDMENTS TO CONSTITUTIONAL DOCUMENTS

A notice convening an extraordinary general meeting (the “EGM”) of Melco Crown Entertainment Limited (the “Company”) to be held at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, March 25, 2015 at 2:00 p.m. (Hong Kong time) is set out on pages 50 and 51 of this circular. A proxy form for use at the EGM and at any adjournment thereof is enclosed with this circular. Such proxy form is also published on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.melco-crown.com).

Whether or not you are able to attend such meeting, please complete and return the accompanying proxy form in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you wish.

March 4, 2015

— i —

INDICATIVE TIMETABLE

2015

Hong Kong time

Latest time for Shareholders lodging forms of proxy for the EGM	2:00p.m on Monday, March 23

Latest time for Shareholders lodging all transfer forms for attending the EGM	4:30p.m on Monday, March 23

Hong Kong Record Date	Monday, March 23

EGM	2:00p.m. on Wednesday, March 25

Announcement of results of the EGM and notice of the withdrawal of listing	Wednesday, March 25

Announcement of:

(1) satisfaction of conditions;

(2) last day of dealings; and

(3) date of withdrawal of listing on the Stock Exchange	Friday, June 26

Last day of dealings in Shares on the Stock Exchange (the “Last Dealing Date”)	Monday, June 29

First day for depositing the Shares with the Depositary	Tuesday, June 30

Withdrawal of listing on the Stock Exchange	Friday, July 3

Closure of Hong Kong Register and transfer of Shares to Cayman Principal Register	Friday, July 17

Last day for depositing the Shares with the Depositary without cost to the Shareholders (Note 1)	Friday, August 28

Note:

1.	The Company will, for a period of 60 days following the Last Dealing Date, bear the costs of the Shareholders for their deposit of the Shares with the Depositary and the corresponding issuance of ADSs. After that period, all costs attributable to the transfer of the Shares to effect the deposit of the Shares with, or withdrawal of the Shares from, the Depositary shall be borne by the Shareholder requesting the transfer.

— ii —

DEFINITIONS

Unless the context requires otherwise, the following capitalized terms shall have the meanings set opposite them below:

“ADR(s)”	the certificate(s) issued by the Depositary evidencing the ADSs issued under the terms of the Deposit Agreement, as such receipts may be amended from time to time in accordance with the provisions of the Deposit Agreement, and includes physical certificated receipts as well as ADSs issued through any book entry system

“ADS(s)”	American depositary shares of the Company, each of which represents three Shares

“ADS Deposit Process”	the process of depositing Shares with the Depositary for the issuance of ADSs, as more particularly set out in Appendix I to this circular

“ADS Program”	the Company’s American depositary share program administered by the Depositary

“ADS Withdrawal Process”	the process of surrendering ADRs to the Depositary and withdraw the underlying Shares, as more particularly set out in Appendix I to this circular

“Articles”	the Company’s memorandum and articles of association (as amended, supplemented and/or restated and in effect from time to time)

“Board”	our board of Directors

“Cayman Islands Principal Registrar”	Intertrust Corporate Services (Cayman) Limited, whose address is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

“Cayman Principal Register”	the principal register of members maintained by the Cayman Islands Principal Registrar

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Companies Law”	the Companies Law (2013 Revision) of the Cayman Islands (as amended)

“Company”, “Melco Crown Entertainment”, “we” and “us”	Melco Crown Entertainment Limited (Stock Code: 6883, NASDAQ: MPEL), a company incorporated in the Cayman Islands as an exempted company with limited liability, the Shares of which are listed on the Stock Exchange and the ADSs of which are listed on the NASDAQ Global Select Market and, where the context so permits, “we”, “us” or “our” shall mean or refer to the Company and the Group

DEFINITIONS

“Crown”	Crown Resorts Limited, a company incorporated under the laws of Victoria, Australia, and a controlling shareholder of the Company through Crown Entertainment Group Holdings Pty, Ltd. and Crown Asia Investments Pty, Ltd., with its shares listed on Australian Securities Exchange

“Depositary”	Deutsche Bank Trust Company Americas, the depositary bank for the ADS Program

“Deposit Agreement”	the deposit agreement, as amended and restated from time to time, relating to the ADS Program among the Company, the Depositary and the holders and beneficial owners of ADRs from time to time

“Director(s)”	director(s) of the Company

“EGM”	an extraordinary general meeting of the Company to be convened for the purpose of considering and approving, amongst other matters, the Proposed De-Listing and adoption of the Proposed Articles, as set out in the notice thereof in this circular

“Group”	the Company and its subsidiaries

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Branch Registrar”	Computershare Hong Kong Investor Services Limited, of 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

“Hong Kong Record Date”	Monday, March 23, 2015, being the record date for the purpose of determining Shareholders entitled to attend and vote at the EGM

“Hong Kong Register”	the Hong Kong register of members maintained by the Hong Kong Branch Registrar

“Introduction”	the listing of our Shares on the Stock Exchange by way of introduction on December 7, 2011

“Last Dealing Date”	the last day of dealings in the Shares on the Stock Exchange

“Latest Practicable Date”	Thursday, February 26, 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Committee”	the listing sub-committee of the board of directors of the Stock Exchange

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Macau”	the Macau Special Administrative Region of the People’s Republic of China

“Main Board”	the Main Board of the Stock Exchange

“MCE SIP”	our 2011 share incentive plan as adopted by the Company pursuant to a resolution passed by the Shareholders at an extraordinary general meeting held on October 6, 2011 and became effective on December 7, 2011, which aims to provide incentives in the form of awards to members of the Board, employees and consultants of the Company, any parent or subsidiary of the Company, with the view of promoting further success of the Company

“MCP”	Melco Crown (Philippines) Resorts Corporation, a company formed under the laws of the Philippines, the shares of which are listed on the Philippine Stock Exchange, and a subsidiary of the Company

“MCP SIP”	a share incentive plan as adopted by MCP pursuant to a resolution passed by the MCP shareholders at the special stockholders meeting held on February 19, 2013, as amended pursuant to a resolution passed by the MCP shareholders at its annual stock holders meeting held on June 6, 2013 and a resolution passed by the Shareholder at an extraordinary general meeting of the Company held on June 21, 2013, and became effective on June 24, 2013, upon the Philippines Securities and Exchange Commission’s approval of the same

“Melco”	Melco International Development Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange, and a controlling shareholder of the Company through Melco Leisure and Entertainment Group Limited

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“Proposed Articles”	the amended and restated memorandum and articles of association of the Company proposed for adoption at the EGM, and set out in Appendix II to this circular

“Proposed De-Listing”	the proposed voluntary withdrawal of the listing of our Shares on the Main Board of the Stock Exchange

“SEC”	the U.S. Securities and Exchange Commission

“Share(s)”	ordinary share(s) of the Company with a par value of US$0.01 each

DEFINITIONS

“Shareholders”	registered holder(s) of our Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States” or “U.S.”	the United States of America

LETTER FROM THE BOARD

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

Executive Director:	Registered Office:
Mr. Lawrence Yau Lung Ho	190 Elgin Avenue
(Co-Chairman and Chief Executive Officer)	George Town
Grand Cayman KY1-9005
Non-executive Directors:	Cayman Islands
Mr. James Douglas Packer (Co-Chairman)
Mr. John Peter Ben Wang	Principal place of business and
Mr. Clarence Yuk Man Chung	head office in Macau:
Mr. William Todd Nisbet	22/F, Golden Dragon Centre
Mr. Rowen Bruce Craigie	Avenida Xian Xing Hai
Macau
Independent Non-executive Directors:
Mr. James Andrew Charles MacKenzie	Place of business in Hong Kong:
Mr. Thomas Jefferson Wu	36/F, The Centrium
Mr. Alec Yiu Wa Tsui	60 Wyndham Street
Mr. Robert Wason Mactier	Central
Hong Kong

March 4, 2015

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED AND

PROPOSED AMENDMENTS TO CONSTITUTIONAL DOCUMENTS

PROPOSED DE-LISTING

Introduction

Our ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Each ADS represents three Shares. On December 7, 2011, we completed a dual primary listing in Hong Kong and listed its Shares on the Main Board of the Stock Exchange by way of Introduction.

LETTER FROM THE BOARD

On January 2, 2015, we submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange subject to the conditions set out in the paragraphs headed “Conditions of the Proposed De-Listing” below.

We intend to retain the primary listing of ADSs on NASDAQ following the Proposed De-Listing.

After the Proposed De-Listing, Shareholders will have the option of either (i) holding the Shares (which will not be listed or traded on the Stock Exchange after the Last Dealing Date), or (ii) subject to depositing their Shares with the Depositary and complying with the requisite procedures and U.S. securities laws, holding their interest in the form of ADSs, which are listed and can be traded on NASDAQ.

Actions to be taken by the Shareholders to proceed with either of the options set out above are provided in the section below headed “Actions to be taken by Shareholders and ADS Holders”.

As at the close of business on the Latest Practicable Date, based on reports from the Depositary and our Hong Kong Branch Registrar, we had issued a total of 1,629,984,104 Shares, comprising:

(i)	487,283,159 Shares (approximately 29.9% of the Shares in issue) deposited for ADSs for trading on NASDAQ;

(ii)	19,407,157 Shares (approximately 1.2% of the Shares in issue) held by our directors and senior officers in the form of restricted ADSs and held as treasury shares for fulfilling the vesting of awards granted under our share incentive plans;

(iii)	559,229,043 Shares (approximately 34.3% of the Shares in issue) held by Melco through its subsidiary;

(iv)	559,229,043 Shares (approximately 34.3% of the Shares in issue) held by Crown through its subsidiary; and

(v)	4,835,702 Shares (approximately 0.3% of the Shares in issue) trading on the Stock Exchange.

Reasons for the Proposed De-Listing

The principal reasons for the Proposed De-Listing are:

(i)	since the Introduction, appropriate opportunities to raise additional equity in Hong Kong have not arisen, and the volume of trading in the Shares on the Stock Exchange remains very limited. From the Introduction to December 31, 2014, trading of the Shares on NASDAQ in the form of ADSs represented approximately 99.75% of the total trading volume of Shares (including Shares traded in the form of ADSs) on both the Stock Exchange and NASDAQ;

(ii)	since the Introduction, we have not had the appropriate opportunity to take advantage of the Stock Exchange platform for any equity fund raising activities; and

(iii)	maintaining the listing of the Shares on the Stock Exchange requires additional and duplicative ongoing regulatory compliance obligations and such requirements involve significant additional costs and administrative burden.

For the reasons stated above, the Directors believe that the Proposed De-Listing is in the best interests of Shareholders and the Company as a whole.

LETTER FROM THE BOARD

Conditions of the Proposed De-Listing

Pursuant to Listing Rule 6.11, the Proposed De-Listing is conditional upon:

(i)	the approval of the Shareholders by way of an ordinary resolution at an EGM;

(ii)	the approval of the Listing Committee; and

(iii)	the Company having given its Shareholders at least three months’ notice of the Proposed De- Listing commencing on the date of Shareholders’ approval of the Proposed De-Listing.

For condition (i), the EGM will be convened on Wednesday, March 25, 2015. A notice of the EGM is set out on pages 50 and 51 of this circular. No Shareholder is required to abstain from voting at the EGM. As regards condition (ii), we applied for the relevant approval on January 2, 2015 as noted in the section above headed “Introduction”. For condition (iii), subject to the approval of the Proposed De-Listing by the Shareholders at the EGM, three months’ notice of the Proposed De-Listing is expected to be given to the Shareholders on the date set out in the indicative timetable on page ii of this circular.

Pursuant to the Listing Rules, approval of the Proposed De-Listing by way of an ordinary resolution at the EGM shall be decided on a poll. No Shareholder is required to abstain from voting with respect to this resolution at the EGM.

Shareholders should note that the Proposed De-Listing is subject to, inter alia, the conditions set out above being fulfilled, including approval by the Listing Committee and by Shareholders. None of these conditions can be waived. Accordingly, the Proposed De-Listing may or may not become effective. Shareholders should exercise caution when dealing in the Shares.

Effects of the Proposed De-Listing

The Directors do not expect that the implementation of the Proposed De-Listing will cause any diminution in the net asset value or earnings per Share of the Company or adversely affect the business of the Group, but expect that it will enable the Company to effect cost savings.

Tradability of our Shares

All Shareholders and investors should note that after the Last Dealing Date,

(a)	the Shares will not be listed on, and will cease to be tradeable on, the Stock Exchange;

(b)	the Shares (except those represented by ADSs) will be transferred to the Cayman Islands principal register of members, and will not be tradeable on any stock exchange; and

(c)	the Shares could only be traded in the form of ADSs on NASDAQ, upon completion of the ADS Deposit Process.

In order to continuously trade our Shares (in the form of ADSs), you must cause the Shares to be deposited with the Depositary and, upon such deposit, issued in the form of ADSs by completing the ADS Deposit Process. To facilitate the ADS Deposit Process, the Company will, for a period of 60 days following the Last Dealing Date, bear the costs of the Shareholders for their deposit of the Shares with the Depositary and the corresponding issuance of ADSs. After that period, all costs, fees and expenses attributable to the transfer of the Shares to effect a deposit of the Shares with, or withdrawal of the Shares from, the Depositary shall be borne by the Shareholder requesting the transfer. Additionally, Shareholders and investors should note that there are other fees and charges associated with the trading of ADSs.

LETTER FROM THE BOARD

Following the effectiveness of the Proposed De-Listing, the Hong Kong Register will be closed (currently expected to occur on July 17, 2015, Hong Kong time), and the names of the Shareholders appearing on the Hong Kong Register will ultimately be transferred to the Cayman Principal Register.

Actions to be taken by Shareholders and ADS Holders

You should read this section in conjunction with Appendix I to this circular before you take any action about the Shares in relation to the Proposed De-Listing.

If you are a Shareholder

If Shares held by you are registered in your name and entered into the Hong Kong Register and you wish to continue trading your Shares in the form of ADSs on NASDAQ, you must cause such Shares to be deposited with the Depositary and, upon such deposit, issued in the form of ADSs by completing the physical delivery option under the ADS Deposit Process. Please refer to Appendix I to this circular for details of the ADS Deposit Process and information on the 60-day fee waiver and the costs of trading ADSs and other fees.

If you do not take the above action, your Shares will be placed on the Cayman Principal Register following the effectiveness of the Proposed De-Listing and will not be tradeable on the Stock Exchange.

If you hold shares through CCASS

If Shares held by you are registered in the name of HKSCC, whether directly or through a broker or custodian bank or other intermediary, and you wish to continue trading your Shares in the form of ADSs on NASDAQ, then before the Last Dealing Date, you may either (a) contact HKSCC or your broker or custodian bank or intermediary, as the case may be, and cause such Shares to be withdrawn from CCASS and re-registered in the name of the Depositary to be deposited into the ADS Program and, upon such deposit, issued in the form of ADSs by completing the physical delivery option under the ADS Deposit Process; or (b) contact HKSCC or your broker or custodian bank or intermediary, as the case may be, and cause such Shares to be deposited with the Depositary and, upon such deposit, issued in the form of ADSs by completing the electronic delivery option under the ADS Deposit Process. Please refer to Appendix I to this circular for the details of the ADS Deposit Process and information on the 60-day fee waiver and the costs of trading ADSs and other fees.

If you do not take the above action before the Last Dealing Date, Shares held by you registered in the name of HKSCC Nominees Limited would be transferred to the Cayman Principal Register and registered in the name of HKSCC Nominees Limited, and will not be tradeable on the Stock Exchange.

However, at any time after the Last Dealing Date, if you wish to enable your Shares to be deposited for ADSs for trading on NASDAQ, you may contact HKSCC through your broker or custodian bank or intermediary, as the case may be, and cause such Shares to be withdrawn from CCASS and re-registered in the name of the Depositary to be deposited into the ADS Program and, upon such deposit, issued in the form of ADSs by completing the physical delivery option under the ADS Deposit Process. Please refer to Appendix I to this circular for the details of the ADS Deposit Process and information on the 60-day fee waiver and the costs of trading ADSs and other fees.

LETTER FROM THE BOARD

If you are an ADS holder

If you are an ADS holder, you are not required to take any action, should you wish to continue holding the ADSs. You may instruct the Depositary to exercise the voting rights attached to the Shares represented by your ADSs, including voting at the EGM.

If you wish to withdraw your Shares from the ADS Program, please refer to the ADS Withdrawal Process as set out in Appendix I to this circular which sets out the actions you should take. However, please note that, upon the Proposed De-Listing becoming effective, the Shares will not be listed on, and will cease to be tradeable on, the Stock Exchange after the Last Dealing Date.

ADOPTION OF THE PROPOSED ARTICLES

In conjunction with the Proposed De-Listing, the Board recommends that the Proposed Articles be adopted at the EGM, conditionally upon the Proposed De-Listing, if approved, becoming effective. The Proposed De-Listing is currently expected to become effective on July 3, 2015. The Board recommends that the Proposed Articles be adopted in order to amend and restate the Articles previously adopted in May 2012.

The Proposed Articles remove provisions that were inserted solely for compliance with the Listing Rules for the Introduction. These include in respect of the provision of financial assistance in connection with the purchase of shares or warrants, untraceable members, document destruction, retirement of directors and the use of a subscription rights reserve. In addition, the Proposed Articles include amendments to reflect provisions that were previously removed for compliance with the Listing Rules for the Introduction, as well as introducing new provisions including in respect of treasury shares. The Proposed Articles also rectify certain minor textual inconsistencies as well as incorporating updates including in respect of the registered office of the Company. The major changes reflected in the Proposed Articles are summarised below:

Provisions removed from the Proposed Articles that appear in the Memorandum and Articles of Association of the Company adopted on 23 May 2012, as currently in effect

•	Requirements where financial assistance is to be given in connection with the purchase of shares or warrants in the Company. (Current Article 9)

•	Renunciation of allotment of shares prior to registration. (Current Article 10)

•	Treatment of untraceable members. (Current Article 52)

•	Requirements applicable to the destruction of certain documents by the Company. (Current Articles 53 and 54)

•	Retirement of one third of the directors at each annual meeting and requirements for rotation of directors. (Current Article 108)

•	Restriction on interested directors voting, and being counted in the quorum, in respect of resolutions to be passed by the Directors except in certain circumstances. (Current Article 117)

•	Restrictions of the company making loans to directors. (Current Article 122)

LETTER FROM THE BOARD

•	Use of a subscription rights reserve in connection with any warrants issued by the Company. (Current Article 172)

Provisions reinstated in the Proposed Articles from the Memorandum and Articles of Association of the Company adopted on 19 May 2009, prior to the Introduction

•	Change in the period for which the register of members may be closed for transfers to 40 days. (New Article 58 replacing current Article 66)

•	Reduction in the notice period for general meetings of shareholders to at least 7 days. (New Article 64 replacing current Article 72)

•	Votes at meetings of shareholders to be decided on a show of hands unless a poll is demanded. (New Article 76 replacing current Article 86)

•	Ability for interested directors to vote where such interest is disclosed prior. (New Article 114)

•	Presumption of assent in respect of proceedings at meetings of the directors. (New Article 125)

New provisions in the Proposed Articles

•	Ability for the Company to hold shares in treasury upon the Company purchasing, redeeming or acquiring the same. (New Articles 56 and 57)

•	Amendment to the matters not constituting special business at a meeting of shareholders. (New Article 68 replacing current Article 78)

For further details of the Proposed Articles, please refer to Appendix II to this circular, which sets out the Proposed Articles in full.

From the date of the withdrawal of listing on the Stock Exchange, the rights of the Shareholders will be governed by the Proposed Articles and Cayman Islands law.

Pursuant to the Articles and the Listing Rules, adoption of the Proposed Articles by way of a special resolution at the EGM shall be decided on a poll. No Shareholder is required to abstain from voting with respect to this resolution at the EGM.

AMENDMENTS TO THE MCE SIP AND MCP SIP

In light of the Proposed De-Listing, we intend to make certain amendments to the MCE SIP and MCP SIP, including removing references to, and provisions required by Hong Kong laws and Listing Rules, and modifying and updating certain provisions and will seek Shareholders’ approval for such amendments in the upcoming annual general meeting of the Company to be held in May 2015. We do not expect such amendments to adversely affect the rights of MCE SIP and MCP SIP participants.

LETTER FROM THE BOARD

GENERAL

All registered holders of Shares as at the close of business on the Hong Kong Record Date will be entitled to vote at the EGM on the basis of one vote for each Share held.

Please review the information set out in the appendices to this circular and the notice of EGM that is also contained in this circular, before considering whether to vote for or against the resolutions to be proposed at the EGM.

The electronic version of this circular will be published on the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) and on the website of the Company (http://www.melco-crown.com). This circular will be attached to a current report on Form 6-K to be submitted to the SEC (the “Form 6-K”). The Form 6-K will also be available to the public from the SEC’s website at http://www.sec.gov. Copies of this circular will also be available at the EGM.

A proxy form for use by the Shareholders at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM in person, you are requested to complete the proxy form and return it in accordance with the instructions printed thereon to the Company’s Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time fixed for the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM and any adjournment meeting (as the case may be) should you so wish.

RECOMMENDATION

The Board believes that approving the Proposed De-Listing and adopting the Proposed Articles are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favor of the relevant resolutions to be proposed at the EGM.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully,
By Order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

APPENDIX I	ARRANGEMENTS FOR DEPOSIT INTO AND
WITHDRAWAL FROM THE ADS PROGRAM

1.	INFORMATION REGARDING THE ADS PROGRAM

1.1	Listing on the NASDAQ

The Company’s ADSs are listed and traded on the NASDAQ Global Select Market, which is part of the NASDAQ Stock Market under the symbol “MPEL.” The NASDAQ Stock Market is a securities market in the United States.

1.2	Registers

The Cayman Principal Register is currently maintained by the Cayman Islands Principal Registrar, Intertrust Corporate Services (Cayman) Limited. The Company has established the Hong Kong Register since the Introduction which is maintained by the Hong Kong Branch Registrar. Please note that, following the effectiveness of the Proposed De-Listing, the Hong Kong Register will be closed (currently expected to occur on July 17, 2015, Hong Kong time), and the names of the Shareholders appearing on the Hong Kong Register will ultimately be transferred to the Cayman Principal Register maintained by the Cayman Islands Principal Registrar.

1.3	Depositary

The Depositary is Deutsche Bank Trust Company Americas. The registered office of the Depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the principal executive office of the Depositary is located at 60 Wall Street, New York NY 10005, United States of America. The Depositary operates under the laws and jurisdiction of the State of New York.

Each ADS represents an ownership interest in three ordinary shares deposited with the custodian under the Deposit Agreement among the Company, the Depositary and ADS holders. Each ADS will also represent any securities, cash or other property deposited with the Depositary but which it has not distributed directly to ADS holders. ADSs will be evidenced by what are known as American depositary receipts, or ADRs. The custodian under the Deposit Agreement is currently Deutsche Bank AG, Hong Kong Branch (the “Custodian”), with its principal office at 57/F International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

ADSs must be held electronically in book-entry form through the Depositary in the ADS holder’s name or indirectly through such holder’s broker or other financial institution. If the ADSs are held indirectly, such holder must rely on the procedures of the relevant broker or other financial institution to assert the rights of ADS holders under the Deposit Agreement. ADS holders should consult their broker or financial institution to ascertain those procedures.

The Company will not treat an ADS holder as one of its shareholders and ADS holders will not have shareholder rights. Cayman Islands law governs shareholder rights. The Depositary will be the holder of the shares underlying the ADSs. Holders of ADSs become a party to the Deposit Agreement and therefore are bound by its terms and by the terms of the ADR that represents the ADSs. As a holder of ADRs, ADS holders will have ADR holder rights. The Deposit Agreement sets out ADR holder rights, representations and warranties as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADRs. However, the Company’s obligations to the holders of ordinary shares are governed by Cayman Islands law, which may be different from the laws in the United States.

APPENDIX I	ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

2.	ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

2.1	ADS Deposit Process

ADSs are listed for trading on the NASDAQ. The Depositary will deliver ADSs if a holder of ordinary shares or such holder’s broker deposits shares with the Custodian. Shares deposited with the Custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. A deposit of the Shares into the ADS Program involves the following procedures:

Physical delivery option

(a)	The Shareholder shall complete a Share transfer form which is on the back of the Share certificate or available from the Hong Kong Branch Registrar or the Cayman Islands Principal Registrar, as applicable, and submit the same together with the Share certificate(s) for the transfer of Shares into the name of the Depositary to the Hong Kong Branch Registrar or the Cayman Islands Principal Registrar, as applicable. If the Shares have been deposited with CCASS, the Shareholder must first withdraw such Shares from his investor participant stock account with CCASS or from the stock account of his designated CCASS Participant and then submit the relevant Share transfer form(s) executed by HKSCC Nominees Limited, together with the relevant Share certificate(s), and any other duly completed Share transfer form necessary for the transfer of the Shares into the name of the Depositary to the Hong Kong Branch Registrar or the Cayman Islands Principal Registrar, as applicable.

(b)	Upon receipt of the Share transfer forms, including where appropriate the completed share transfer form(s) executed by HKSCC Nominees Limited, together with the relevant Share certificate(s), the Hong Kong Branch Registrar or the Cayman Islands Principal Registrar, as applicable, shall take all actions necessary to effect the transfer of the Shares into the name of the Depositary on the Hong Kong Register and/or the principal register of members in the Cayman Islands, as applicable.

(c)	Upon completion of the transfer on the Hong Kong Register, the Hong Kong Branch Registrar shall issue the relevant Share certificate(s) and deliver the share certificate(s), along with the required letter of transmittal, to Deutsche Bank AG, as the Custodian; or

Upon completion of the transfer on the Cayman Principal Register, the Cayman Islands Principal Registrar shall prepare the relevant Share certificate(s) for the Company to issue and deliver to Deutsche Bank AG, as the Custodian.

(d)	Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of, and expenses incurred by, the Depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the Depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Note: Under normal circumstances, steps (a) to (d) generally require six to ten business days to complete. The letter of transmittal must be provided to the Custodian before 12 pm Hong Kong time of the day on which the deposit is to be effected.

APPENDIX I	ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

Electronic delivery option (must be completed prior to the Proposed De-Listing becoming effective by beneficial owners/CCASS Investor Participants whose Shares have been deposited with CCASS)

(a)	If the Shares have been deposited with CCASS, (i) the beneficial owner shall contact his broker or other financial institution as appropriate to liaise with Deutsche Bank AG, as the Custodian, or (ii) the CCASS Investor Participant shall contact and liaise directly with Deutsche Bank AG, as the Custodian (the Custodian will require a letter of transmittal with respect to any deposit of Shares).

(b)	Thereafter, Deutsche Bank AG, as the Custodian, and the broker or other financial institution as appropriate or the CCASS Investor Participant, as applicable, shall take all actions necessary to effect the transfer of Shares into the name of the Depositary.

(c)	Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of, and expenses incurred by, the Depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the Depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Note: Under normal circumstances, steps (a) to (c) generally require one to two business days to complete. The letter of transmittal must be provided to the Custodian before 12 pm Hong Kong time of the day on which the deposit is to be effected.

In addition, every deposit of shares must be accompanied by the following: (A)(i) in the case of Shares issued in registered form, appropriate instruments of transfer or endorsement, in a form satisfactory to the Custodian, (ii) in the case of Shares issued in bearer form, such Shares or the certificates representing such Shares and (iii) in the case of Shares delivered by book-entry transfer, confirmation of such book- entry transfer to the Custodian or that irrevocable instructions have been given to cause such Shares to be so transferred, (B) such certifications and payments (including, without limitation, the Depositary’s fees and related charges) and evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary or the Custodian in accordance with the provisions of the Deposit Agreement, (C) if the Depositary so requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of ADSs representing the Shares so deposited, (D) evidence satisfactory to the Depositary (which may include an opinion of counsel reasonably satisfactory to the Depositary provided at the cost of the person seeking to deposit Shares) that all conditions to such deposit have been met and all necessary approvals have been granted by, and there has been compliance with the rules and regulations of, any applicable governmental agency in the Cayman Islands and/or Hong Kong, and (E) if the Depositary so requires, (i) an agreement, assignment or instrument satisfactory to the Depositary or the Custodian which provides for the prompt transfer by any person in whose name the Shares are or have been recorded to the Custodian of any distribution, or right to subscribe for additional Shares or to receive other property in respect of any such deposited Shares and (ii) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to exercise voting rights in respect of the Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary, the Custodian or any nominee.

APPENDIX I	ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

No Share shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any, as required by the Depositary, that is reasonably satisfactory to the Depositary or the Custodian that all conditions to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of the Cayman Islands and/or Hong Kong.

Shares deposited (whether through the physical delivery option or the electronic delivery option) for execution and delivery of ADSs must be freely transferable. The Company and its affiliates may not deposit Shares unless those Shares are registered under, or exempted from, the registration requirements of the U.S. Securities Act of 1933, as amended.

2.2	ADS Withdrawal Process

An ADS holder may surrender the ADR through instructions provided to the holder’s broker. Upon payment of: (a) fees and charges of, and expenses incurred by, the Depositary; and (b) any taxes or charges, such as stamp taxes or share transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADR to the holder or a designated person by the holder at the office of the Custodian. Alternatively, at the holder’s request, risk and expense, the Depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

ADS holders have the right to cancel the ADSs and withdraw the underlying ordinary shares at any time subject only to (a) temporary delays caused by closing the Company’s or the Depositary’s transfer books or the deposit of the ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends; (b) the payment of fees, taxes and similar charges; or (c) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities. U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the Deposit Agreement.

2.3	Charges of Depositary

The Depositary may charge the following fees for the services performed under the terms of the Deposit Agreement:

(a)	to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary;

(b)	to any person surrendering ADSs for cancellation and withdrawal of deposited securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so surrendered;

(c)	to any holder of ADSs, a fee not in excess of U.S.$5.00 per 100 ADSs held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

(d)	to any holder of ADSs, a fee not in excess of U.S.$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights; and

APPENDIX I	ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

(e)	for the operation and maintenance costs in administering the ADSs, an annual fee not in excess of U.S.$5.00 per 100 ADSs, such fee to be assessed against holders of ADSs of record as of the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions.

In addition, holders of ADSs, beneficial owners of the ADSs, persons delivering Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of the deposited Shares will be required to pay the following charges:

(a)	taxes (including applicable interest and penalties) and other governmental charges;

(b)	such registration fees as may from time to time be in effect for the registration of Shares or other deposited securities with the Cayman Islands Principal Registrar and applicable to transfers of Shares or other deposited securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(c)	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or holders and beneficial owners of ADSs;

(d)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(e)	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, deposited securities and ADSs;

(f)	the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

(g)	any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time.

(h)	Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by holders or beneficial owners of ADSs, only in the manner as set forth in the Deposit Agreement.

2.4	For the sixty day period following the Last Dealing Date, the Company will bear the fees charged by the Depositary for the deposit of Shares and correspondingly issuance and delivery of ADRs.

3.	TERMS OF THE DEPOSIT AGREEMENT

For the terms of the Deposit Agreement, you should read the form of amended and restated Deposit Agreement and the form of ADR which are attached as Exhibit (a) of Amendment No. 1 to the Company’s registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011.

APPENDIX II	PROPOSED ARTICLES

THE COMPANIES LAW (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

MELCO CROWN ENTERTAINMENT LIMITED

(ADOPTED BY SPECIAL RESOLUTION PASSED ON [—])1

1.	The English name of the Company is Melco Crown Entertainment Limited and the Chinese name of the Company is .

2.	The registered office of the Company will be situated at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law of the Cayman Islands (as amended) (the “Law”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Law.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.	The authorised share capital of the Company is US$73,000,000 divided into 7,300,000,000 shares of a nominal or par value of US$0.01 each provided always that subject to the provisions of the Law and the Articles, the Company shall have power to redeem or purchase any of its shares and to sub- divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

[1]	The adoption of this Amended and Restated Memorandum of Association was conditional upon, and took effect upon, the withdrawal of the listing of the ordinary shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited on [—] 2015.

APPENDIX II	PROPOSED ARTICLES

THE COMPANIES LAW (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

MELCO CROWN ENTERTAINMENT LIMITED

(ADOPTED BY SPECIAL RESOLUTION PASSED ON [—])2

TABLE A

The Regulations contained or incorporated in Table “A” in the First Schedule of the Law shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company:

INTERPRETATION

1.	In these Articles, the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS” means an American Depositary Share, each representing 3 ordinary shares;

“Affiliate” means a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person. For the purpose of Article

160, “control”, “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting shares, by agreement, contract, or otherwise;

“Affiliated Companies” means those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Company, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws;

“Articles” means these articles of association of the Company as amended or substituted from time to time;

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine;

“capital” means the share capital from time to time of the Company;

[2]	The adoption of these Amended and Restated Articles of Association was conditional upon, and took effect upon, the withdrawal of the listing of the ordinary shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited on [—] 2015.

APPENDIX II	PROPOSED ARTICLES

“clear days” means in relation to the period of a notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“clearing house” means a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

“Commission” means Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company” means Melco Crown Entertainment Limited , a Cayman Islands exempted company;

“Company’s Website” means the website of the Company;

“Directors” and “Board of Directors” and “Board” means the Directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic” shall have the meaning given to it in the Electronic Transactions Law (as amended) of the Cayman Islands;

“electronic communication” means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Gaming Activities” mean the conduct of gaming and gambling activities by the Company or its Affiliated Companies, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise by the Company or its Affiliated Companies;

“Gaming Authority” means any regulatory and licensing body or agency with authority over gaming including, but not limited to, the conduct of Gaming Activities;

“Gaming Jurisdiction” means all jurisdictions, including their political subdivisions, in which Gaming Activities are lawfully conducted;

“Gaming Laws” means all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming Activities within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder;

“Gaming Licenses” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, concessions and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities;

“Independent Director” means a Director who is an independent director as defined in the Nasdaq Rules as amended from time to time;

“Law” means the Companies Law (as amended) of the Cayman Islands;

“Member” means a person whose name is entered in the Register as the holder of a share or shares;

APPENDIX II	PROPOSED ARTICLES

“Memorandum of Association” means the Memorandum of Association of the Company, as amended and restated from time to time;

“month” means a calendar month;

“Nasdaq” means the Nasdaq Stock Market in the United States;

“Nasdaq Rules” means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued quotation of any shares or ADSs on Nasdaq, including without limitation, the Nasdaq Stock Market Rules;

“Office” means the registered office of the Company as required by the Law;

“Ordinary Resolution” means a resolution:

(a)	passed by a simple majority of such Members as, being entitled to do so, vote in person or, in the case of such Members being corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of the Company of which notice has been duly given in accordance with these Articles and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“Own”, “Ownership” or “Control” mean ownership of record, beneficial ownership or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of shares, by agreement, contract, agency or other manner;

“paid up” means paid up as to the par value in respect of the issue of any shares and includes credited as paid up;

“Person” means an individual, partnership, corporation, limited liability company, trust or any other entity;

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Law and these Articles, means the Register maintained by the Company pursuant to the Law and these Articles that is not designated by the Directors as a Branch Register;

“Redemption Date” means the date specified in the Redemption Notice as the date on which the shares Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Company;

“Redemption Notice” means that notice of redemption given by the Company to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to Article 160. Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates, if any, for such shares shall be surrendered for payment, and (v) any other requirements of surrender of the certificates;

APPENDIX II	PROPOSED ARTICLES

“Redemption Price” means the price to be paid by the Company for the shares to be redeemed pursuant to Article 160, which shall be that price (if any) required to be paid by the Gaming Authority making the finding of Unsuitability, or if such Gaming Authority does not require a certain price to be paid, that amount determined by the Board of Directors to be the fair value of the shares to be redeemed; provided, however, that the price per share represented by the Redemption Price shall in no event be in excess of the closing sales price per share on the principal national securities exchange on which such shares are then listed on the trading date immediately before the Redemption Notice is deemed given by the Company to the Unsuitable Person. The Redemption Price shall be paid in cash, by promissory note, or both, as required by the applicable Gaming Authority and, if not so required, as the Board of Directors otherwise determines;

“Register” means the register of members of the Company required to be kept pursuant to the Law and includes any Branch Register(s) established by the Company in accordance with the Law;

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof;

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share” means a share in the capital of the Company of any or all classes including a fraction of a share;

“Shareholder” or “Member” means a person who is registered as the holder of shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber;

“signed” means a signature or representation of a signature affixed by mechanical means;

“Special Resolution” means a special resolution passed in accordance with the Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, in the case of such Members being corporations, by their respective duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given in accordance with these Articles and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled, or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments if more than one, is executed;

“Treasury Shares” means shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled;

“Unsuitable Person” means a Person who (i) is determined by a Gaming Authority to be Unsuitable to Own or Control any shares in the Company, whether directly or indirectly, or (ii) causes the Company or any Affiliated Company to lose or to be threatened by a Gaming Authority with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Company, is deemed likely to jeopardize the Company’s or any Affiliated Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming Licence, and “Unsuitability” and “Unsuitable” shall be construed accordingly; and

APPENDIX II	PROPOSED ARTICLES

“year” means a calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable law, rules and regulations;

(f)	references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(g)	reference to “US$” is a reference to dollars of the United States of America;

(h)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(i)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(j)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(k)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

APPENDIX II	PROPOSED ARTICLES

3.	Subject to the last two preceding Articles, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

5.	The expenses incurred in the formation of the Company shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

6.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Law.

SHARE CAPITAL

7.	The authorised share capital of the Company at the date on which these Articles come into effect is US$73,000,000 divided into 7,300,000,000 shares of a nominal or par value of US$0.01 each.

ISSUE OF SHARES

8.	Subject to these Articles, the Law, any direction that may be given by the Company in general meeting and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all shares for the time being unissued shall be under the control of the Directors who may:

(a)	designate, re-designate, offer, issue, allot and dispose of the same to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine but so that no shares shall be issued at a discount; and

(b)	grant options with respect to such shares and issue warrants, convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as they may from time to time determine;

and, for such purposes, the Directors may reserve an appropriate number of shares for the time being unissued.

9.	No share shall be issued to bearer.

10.	Subject to the provisions of the Law, the Memorandum of Association and these Articles, and to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by Ordinary Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board of Directors may determine.

APPENDIX II	PROPOSED ARTICLES

REGISTER OF MEMBERS AND SHARE CERTIFICATES

11.	The Company shall maintain a Register of its Members and every person whose name is entered as a member in the Register shall, without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the register.

12.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

13.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

14.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

15.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

16.	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register in respect thereof.

17.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

18.	The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien.

APPENDIX II	PROPOSED ARTICLES

19.	The Board may also decline to register any transfer of any shares unless (as is applicable):

(a)	the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

(d)	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four.

20.	If the Directors refuse to register a transfer of any shares, they shall within two months after the date on which the transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

21.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration shall not be suspended nor the Register closed for more than 30 days in any year.

REDEMPTION AND PURCHASE OF OWN SHARES

22.	Subject to the provisions of the applicable law and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as the Directors may determine; and

(c)	make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

23.	Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

24.	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share.

25.	The Directors may when making payments in respect of redemption or purchase of shares, if authorised by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment in any form of consideration.

APPENDIX II	PROPOSED ARTICLES

VARIATIONS OF RIGHTS ATTACHING TO SHARES

26.	If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the unanimous written consent of the holders of the issued shares of that class, or with the sanction of a resolution passed by at least two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class.

27.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

28.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation or issue of further shares ranking pari passu therewith or the redemption or purchase of shares of any class by the Company.

COMMISSION ON SALE OF SHARES

29.	The Company may in so far as may be permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

FRACTIONAL SHARES

30.	The Directors may issue fractions of a share of any class of shares, and, if so issued, a fraction of a share (calculated to three decimal points) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole share of the same class of shares.

LIEN

31.	The Company shall have a first priority lien and charge on every partly paid share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first priority lien and charge on all partly paid shares standing registered in the name of a Member (whether held solely or jointly with another person) for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a share shall extend to all distributions payable thereon. The Board of Directors may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

32.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any shares on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 clear days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

APPENDIX II	PROPOSED ARTICLES

33.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

34.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

35.	Subject to these Articles and to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value for the shares or by way of premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call may be extended, postponed or revoked in whole or in part as the Board of Directors determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

36.	A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

37.	If a sum called in respect of a share is not paid on or before the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight per cent. per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

38.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

39.	The Directors may make arrangements on the issue of partly paid shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

40.	The Directors may, if they think fit, receive from any Member willing to advance the same either in money or money’s worth all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight per cent. per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. The Board of Directors may at any time repay the amount so advanced upon giving to such Member not less than one month’s notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

APPENDIX II	PROPOSED ARTICLES

FORFEITURE OF SHARES

41.	If a Member fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

42.	The notice shall name a further day (not earlier than the expiration of 14 clear days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the date of forfeiture.

43.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

44.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

45.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the shares forfeited.

46.	A statutory declaration in writing that the declarant is a Director, and that a share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all persons claiming to be entitled to the share.

47.	The Company may receive the consideration, if any, given for a share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and that person shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

48.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

APPENDIX II	PROPOSED ARTICLES

REGISTRATION OF EMPOWERING INSTRUMENTS

49.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

50.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

51.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt person before the death or bankruptcy.

52.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of such share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF CAPITAL

53.	The Company may from time to time by Ordinary Resolution:

(a)	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; or

APPENDIX II	PROPOSED ARTICLES

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

55.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise.

TREASURY SHARES

56.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Law. In the event that the Directors do not specify that the relevant shares are to be held as Treasury Shares, such shares shall be cancelled.

57.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

58.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members the Register shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

59.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

60.	If the Register is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

APPENDIX II	PROPOSED ARTICLES

GENERAL MEETINGS

61.	(a) The Company shall in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

62.	(a) The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than 10% of such of the paid-up capital of the Company as at that date of the deposit carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within twenty one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty one (21) days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty one days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

63.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

NOTICE OF GENERAL MEETINGS

64.	At least seven days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company.

65.	Notice of every general meeting shall be given in any manner authorised by these Articles to:

(a)	every person shown as a Member in the Register as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register; and

(b)	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

APPENDIX II	PROPOSED ARTICLES

66.	Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in Article 64, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting by all the Members of the Company entitled to attend and vote thereat or their proxies; and

(b)	in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

67.	The accidental omission to give any such notice to, or the non-receipt of any such notice by any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

PROCEEDINGS AT GENERAL MEETINGS

68.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, the appointment and removal of Directors and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

69.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, a quorum shall be one or more persons holding or representing at least one third of the issued shares entitled to vote and present in person or by proxy.

70.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Member or Members present and entitled to vote shall be a quorum.

71.	Either of the Co-Chairmen (as defined in Article 91) of the Board of Directors shall preside as chairman at every general meeting of the Company.

72.	If the Directors wish to make such a facility available to Members for a specific or all general meetings of the Company, a Member may participate in any general meeting of the Company, by means of a telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

73.	If there is no such chairman, or if at any general meeting he is not present within half an hour after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall choose one of their number to be chairman of that meeting.

74.	The chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 14 days or more, at least 7 clear days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

APPENDIX II	PROPOSED ARTICLES

75.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

76.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the Board or one or more Members present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

77.	If a poll is duly demanded, it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

78.	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote in addition to any other vote he may have.

79.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

80.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote and on a poll every Member and every person representing a Member by proxy shall have one vote for each share registered in his name, or the name of the person represented by proxy, in the Register.

81.	Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share, as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

APPENDIX II	PROPOSED ARTICLES

82.

(1)    A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board of Directors may require of the authority of the person claiming to vote shall have been deposited at the Office or head office (or such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith), not less than 48 hours before the time appointed for holding the meeting, or adjourned meeting, as the case may be.

(2)    Any person entitled under Article 51 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of Directors of his entitlement to such shares, or the Board of Directors shall have previously admitted his right to vote at such meeting in respect thereof.

83.	No Member shall, unless the Board of Directors otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

84.	On a poll, votes may be given either personally or by proxy.

85.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A proxy need not be a Member of the Company.

86.	The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

87.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

88.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

89.

(1)    Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members or of the Board of Directors or of a committee of Directors. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member or Director and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

APPENDIX II	PROPOSED ARTICLES

(2)	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)).

(3)	Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

WRITTEN RESOLUTIONS OF MEMBERS

90.	A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a Special Resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

DIRECTORS

91.

(1)    Unless otherwise determined by the Company in general meeting, the number of Directors shall be ten Directors, or such number of Directors to be determined from time to time solely by resolution approved by a supermajority of at least two-thirds of the vote of Directors present at the board meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them. For so long as shares or ADSs are quoted on Nasdaq, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Nasdaq Rules require.

(2) Each Director shall hold office until the expiration of his term and until his successor shall have been elected or appointed.

(3) The Company may by Ordinary Resolution appoint any person to be a Director either to fill a vacancy on the Board created under Article 91(7) or Article 109 or as an addition to the existing Board.

(4)    The Directors may by the affirmative vote of all Directors appoint any person to be a Director either to fill a vacancy on the Board created under Article 91(7) or Article 109 or as an addition to the existing Board.

(5)    The Board of Directors shall have Co-Chairmen of the Board of Directors (the “Co-Chairmen”) elected and appointed by a majority of the Directors then in office. The period for which the Co-Chairmen will hold office will also be determined by a majority of all of the Directors then in office. One of the Co-Chairmen shall preside as chairman at every meeting of the Board of Directors. To the extent the Co-Chairmen are not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

APPENDIX II	PROPOSED ARTICLES

(6)	Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification and a Director or alternate Director (as the case may be) who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(7)	Subject to the terms of these Articles and any agreements between the Company and a Director, a Director shall hold office until he is removed from office by Special Resolution.

92.	The Board may, from time to time, and except as required by applicable law or the listing rules of the recognised stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

ALTERNATE DIRECTOR

93.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. An alternate Director may be removed at any time by the person or body which appointed him and, subject thereto, the office of alternate Director shall continue until the date on which the relevant Director ceases to be a Director. Any appointment or removal of an alternate Director shall be effected by notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board of Directors. Such alternate shall not be deemed to be an officer of the Company solely as a result of his appointment as an alternate. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

94.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

DIRECTORS’ FEES AND EXPENSES

95.	The Directors shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board of Directors may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

96.	Each Director shall be entitled to be repaid or prepaid all necessary travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board of Directors or committees of the Board of Directors or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

APPENDIX II	PROPOSED ARTICLES

97.	Any Director who, by request from the Board of Directors, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board of Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

POWERS AND DUTIES OF DIRECTORS

98.	Subject to the provisions of the Law, these Articles and to any resolutions made in general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors which would have been valid if that resolution had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board of Directors by any other Article.

99.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of chief executive officer, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or otherwise or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any person so appointed by the Directors may be removed by the Directors.

100.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of such persons. Any committee, local board or agency so formed shall in the exercise of the powers delegated to it by the Directors conform to any regulations that may be imposed on it by the Directors.

APPENDIX II	PROPOSED ARTICLES

103.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.	Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretion for the time being vested in them.

105.	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board of Directors shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board of Directors shall from time to time determine.

106.	The following actions require the resolution approved by a supermajority of at least two-thirds of the vote of Directors at the board meeting:

(a)	subject to Article 158(2), any voluntary dissolution or liquidation of the Company; and

(b)	the sale of all or substantially all of the assets of the Company.

BORROWING POWERS OF DIRECTORS

107.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital or any part thereof, and subject to the Law to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

108.

(1)    The Company shall have one or more Seals, as the Board of Directors may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board of Directors may approve. The Board of Directors shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board of Directors or of a committee of the Board of Directors authorised by the Board of Directors in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board of Directors may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board of Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in any manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board of Directors previously given.

APPENDIX II	PROPOSED ARTICLES

(2)	Where the Company has a Seal for use abroad, the Board of Directors may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board of Directors may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

DISQUALIFICATION OF DIRECTORS

109.	The office of Director shall be vacated, if the Director:

(a)	resigns his office by notice in writing to the Company;

(b)	dies, or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and a majority of the Directors resolve that his office be vacated;

(c)	without leave, he is absent from meetings of the Board of Directors (unless an alternate Director appointed by him attends in his place) for a continuous period of 6 months, and a majority of the Directors resolve that his office be vacated;

(d)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(e)	ceases to be or is prohibited from being a Director by law or by virtue of any provisions in these Articles;

(f)	is removed from office by notice in writing served upon him signed by not less than a majority in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or

(g)	is removed from office by a Special Resolution.

REGISTER OF DIRECTORS AND OFFICERS

110.	The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of Companies of any change that takes place in relation to such Directors and Officers as required by the Law.

PROCEEDINGS OF DIRECTORS

111.	The Directors may meet together (either within or outside the Cayman Islands) to conduct business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. A Director may, and a Secretary or Assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors by at least two days’ notice in writing to every other Director and alternate Director.

APPENDIX II	PROPOSED ARTICLES

112.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

113.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be four. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. Any Director may attend a meeting acting for himself and as an alternate or proxy for any other Director(s) and in such circumstances in calculating the quorum, that Director and each of the other Directors he represents shall be deemed to be present.

114.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

115.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

117.	Any Director who ceases to be a Director at a Board of Directors meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

118.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

APPENDIX II	PROPOSED ARTICLES

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

119.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

120.	A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

121.	The continuing Director(s) may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors, the continuing Director(s) may act for the purpose of increasing the number of Directors, or of summoning a general meeting of the Company, but for no other purpose.

122.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within half an hour after the time appointed for holding the meeting, the members present may choose one of their number to be chairman of the meeting.

123.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

124.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

125.	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

APPENDIX II	PROPOSED ARTICLES

DIVIDENDS, DISTRIBUTIONS AND RESERVE

126.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

127.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

128.	Any dividend may be paid by cheque sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

129.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

130.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, all dividends shall be declared and paid according to the amounts paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

131.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

132.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

BOOK OF ACCOUNTS

133.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

134.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

135.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by the Company by Ordinary Resolution.

APPENDIX II	PROPOSED ARTICLES

136.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

137.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the applicable law.

AUDIT

138.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

139.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

140.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

141.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

OFFICERS

142.	Subject to Article 99, the Company may have a Chief Executive Officer, one or more Vice Presidents and Chief Financial Officer, President, a Secretary or Secretary-Treasurer appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time decide.

CAPITALISATION OF RESERVES

143.	Subject to the Law and these Articles, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

APPENDIX II	PROPOSED ARTICLES

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

144.	The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

145.	There shall be debited to any share premium account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital.

NOTICES

146.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to such Member at his address as appearing in the Register or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website provided that the Company has obtained the Member’s prior express positive confirmation in writing to receive notices in such manner. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

APPENDIX II	PROPOSED ARTICLES

147.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

148.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.	Any notice or other document, if served by (a) post, shall be deemed to have been served five days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier), or (b) facsimile, shall be deemed to have been served upon confirmation of receipt, or (c) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served and delivered at the expiration of 24 hours after the time it was sent.

150.	Any notice or document delivered or sent to any Member pursuant to these Articles shall notwithstanding that such Member be then deceased and whether or not the Company has notice of his death, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such Member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

INFORMATION

151.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

152.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

153.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. For the avoidance of doubt, the Company may enter into an agreement with any Director or officer of the Company in respect of indemnification or exculpation in terms of which differ from the provisions of this Article.

154.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.

NON-RECOGNITION OF TRUSTS

155.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent or future interest in any of its shares or any other rights in respect thereof except an absolute right to the entirety thereof in each Member registered in the Register.

FINANCIAL YEAR

156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

157.	A resolution that the Company be wound up by the court or be wound up voluntarily shall be a Special Resolution, except where the Company is to be wound up voluntarily because it is unable to pay its debts as they may fall due in which event the resolution shall be an Ordinary Resolution.

158. (1)	Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such Members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

APPENDIX II	PROPOSED ARTICLES

(2)	If the Company shall be wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the authority of an Ordinary Resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

159.	Subject to the Law and the rights attaching to the various classes of shares, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

UNSUITABLE PERSONS AND COMPULSORY REDEMPTION

160. (1)	In the event that the Company or a Subsidiary receives a written notice (“Gaming Authority Notice”) from a Gaming Authority to whose jurisdiction the Company or the Subsidiary is subject, setting out the name of a Person who is considered to be an Unsuitable Person, then forthwith upon the Company serving a copy of such Gaming Authority Notice on the relevant parties, and until the shares Owned or Controlled by such Person or its Affiliate are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall: (i) sell all of the shares, or allow the redemption or repurchase of the shares by the Company on such terms, including the Redemption Price, and in such manner as the Directors may determine and agree with the Shareholder, within such period of time as may be specified by a Gaming Authority; (ii) not be entitled to receive any dividend (save for any dividend declared prior to any receipt of any Gaming Authority Notice under this Article but not yet paid), interest or other distribution of any kind with regard to the shares; (iii) not be entitled to receive any remuneration in any form from the Company or a Subsidiary for services rendered or otherwise, and/or (iv) not be entitled to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such shares. In this Article, “relevant parties” means the Person considered by the Gaming Authority to be Unsuitable to be a Shareholder, any intermediaries or representatives of such Person, any entities through which such Person holds an interest in shares of the Company, or any other third parties to whom disclosure of the aforementioned notice of the Gaming Authority is necessary or expedient.

APPENDIX II	PROPOSED ARTICLES

(2)	Subject to applicable laws and regulations, shares Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to compulsory redemption by the Company, out of funds legally available therefor, by a resolution of the Board of Directors, to the extent required by the Gaming Authority making the determination of Unsuitability or to the extent deemed necessary or advisable by the Board of Directors having regard to relevant Gaming Laws. If a Gaming Authority requires the Company, or if the Board of Directors deems it necessary or advisable, to redeem the shares of a Shareholder under this Article, the Company shall give a Redemption Notice to such Shareholder and shall redeem on the Redemption Date the number of shares specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice. Upon such compulsory redemption under this Article being exercised by the Company against a Shareholder, such Shareholder will be entitled to receive the Redemption Price in respect of his shares so redeemed, and from the day on which such compulsory redemption is effected, shall have no other Shareholder’s rights except the right to receive the Redemption Price and the right to receive any dividends declared prior to any receipt of any Gaming Authority Notice under these Articles but not yet paid provided however that upon service of a copy of the Gaming Authority Notice on any relevant party, such Shareholder’s rights will be limited as provided in paragraphs (i) to (iv) of the preceding Article.

(3)	If any shares of the Company are held in a street name, by a nominee, an agent or in trust, the record holder of the shares may be required by the Company to disclose to it the identity of the beneficial owner of the shares. The Company may thereafter be required to disclose the identity of the beneficial owner to a Gaming Authority. Each record holder of the shares of the Company must render maximum assistance to the Company in determining the identity of the beneficial owner. A failure of a record holder to disclose the identity of the beneficial owner of shares of the Company may constitute grounds for a Gaming Authority to find the record holder Unsuitable.

(4)	Any Unsuitable Person and any Affiliate of an Unsuitable Person shall indemnify and hold harmless the Company and its Subsidiaries for any and all losses, costs, and expenses, including legal fees, incurred by the Company and its Subsidiaries as a result of, or arising out of, such Unsuitable Person’s or Affiliate’s continuing Ownership or Control of shares, the neglect, refusal or other failure to comply with this Article, or failure to promptly divest itself of any shares when required by the Gaming Laws or this Article.

REGISTRATION BY WAY OF CONTINUATION

161.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

162.	The Company may merge or consolidate in accordance with the Law.

163.	To the extent required by the Law, the Company may by Special Resolution resolve to merge or consolidate the Company.

APPENDIX II	PROPOSED ARTICLES

DISCLOSURE

164.	The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON MARCH 25, 2015

Dear Shareholders,

You are cordially invited to attend the extraordinary general meeting (the “EGM”) of shareholders of Melco Crown Entertainment Limited (the “Company”) which will be held at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, March 25, 2015 at 2:00 p.m. (Hong Kong time). The meeting is being held for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company:

PROPOSAL NO. 1 — ORDINARY RESOLUTION

“THAT the voluntary withdrawal of the listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Proposed De-Listing”) be approved and, upon approval by the shareholders of the Company in accordance with Rule 6.11 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), any Director and officer of the Company, including the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary (collectively, the “Authorized Representatives”) be authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative deems appropriate, and all such actions by any Authorized Representative on behalf of the Company in such connection be approved.”

PROPOSAL NO. 2 — SPECIAL RESOLUTION

“THAT the memorandum and articles of association of the Company be amended and restated by the deletion of the existing memorandum and articles of association in their entirety and the substitution in their place of the amended and restated memorandum and articles of association as set out in Appendix II to the Company’s circular dated March 4, 2015, conditional on and with effect from the Proposed De-Listing becoming effective, and any one Authorized Representative be authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative might deem appropriate, and all such actions by any Authorized Representative on behalf of the Company in such connection be approved.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	In order to identify shareholders who will be entitled to attend and vote at the meeting or any adjournment that may take place, all transfer forms accompanied by the relevant share certificates must have been lodged with the Company’s share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on March 23, 2015. Shareholders whose names appear on the register of members of the Company at the close of business on March 23, 2015 shall be entitled to attend and vote at the meeting or any adjournment that may take place.

2.	A shareholder entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or more proxies to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company.

3.	Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as promptly as possible but not later than 48 hours prior to the EGM or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the EGM or adjourned meeting.

4.	In accordance with the Listing Rules, voting on the above resolutions will be taken by poll.

5.	If Typhoon Signal No. 8 or above, or a “black” rainstorm warning is in effect any time after 12:00 noon on the date of the above meeting, the meeting will be postponed. The Company will post an announcement on its website (www.melco-crown.com) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) to notify shareholders of the date, time and place of the rescheduled meeting.

By Order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, March 4, 2015

As at the date of this document, the Board comprises one executive Director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui, and Mr. Robert Wason Mactier.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

PROXY FORM FOR USE BY SHAREHOLDERS AT

THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 25, 2015

I/We1                                                                                                                                                                                                                   of                                                                                                                                                                                                                       being the registered holder(s) of2                                                                   shares of US$0.01 each in the capital of Melco Crown Entertainment Limited (the “Company”) HEREBY APPOINT3 THE CHAIRMAN OF THE MEETING

or                                                                                                                                                                                                                       of

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, March 25, 2015 at 2:00 p.m. (Hong Kong time) and at any adjournment thereof as indicated below:

Ordinary Resolution		For[4]	Against[5]
1.	To approve the voluntary withdrawal of the listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Proposed De-Listing”), and upon approval by the shareholders of the Company in accordance with Rule 6.11 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, authorize any Director and officer of the Company, including the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary (collectively, the “Authorized Representatives”) to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative deems appropriate, and approve all such actions by any Authorized Representative on behalf of the Company in such connection.

Special Resolution		For [4]	Against[5]
2.	To amend and restate the memorandum and articles of association of the Company by the deletion of the existing memorandum and articles of association in their entirety and the substitution in their place of the amended and restated memorandum and articles of association as set out in Appendix II to the Company’s circular dated March 4, 2015, conditional on and with effect from the Proposed De-Listing becoming effective, and authorize any one Authorized Representative to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative might deem appropriate, and approve all such actions by any Authorized Representative on behalf of the Company in such connection.

Dated this                     day of                     2015             Shareholder’s signature6:

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of US$0.01 each registered in your name(s). If no number is inserted, the proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this proxy form must be initialed by the person who signs it. A proxy need not be a member of the Company but must be present in person to represent the member.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED “FOR” BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED “AGAINST” BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

5.	Same as note (4) above.

6.	This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, this proxy form must be under its common seal or under the hand of an officer or attorney duly authorized.

7.	If more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of the relevant shares shall alone be entitled to vote in respect thereof.

8.	In order to be valid, this proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

9.	Completion and deposit of this proxy form will not preclude you from attending and voting at the meeting if you so wish.